UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-42014

TOP WEALTH GROUP HOLDING LIMITED

(Translation of registrant’s name into English)

Units 714 & 715

7F, Hong Kong Plaza

Connaught Road West

Hong Kong
Tel: +852 36158567

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Change of Auditor

On April 26, 2025, the audit committee of the Board of Directors (the “Audit Committee”) of Top Wealth Group Holding Limited (the “Company”) approved the proposed appointment of Audit Alliance LLP (“Audit Alliance”) as the Company’s independent registered public accounting firm, effective immediately on April 26, 2025. The services previously provided by OneStop Assurance PAC (“OneStop”) are to be provided by Audit Alliance. On April 26, 2025, the Audit Committee dismissed OneStop as its independent registered public accounting firm, effective immediately.

The reports of OneStop on the financial statements of the Company for the financial years ended December 31, 2022 and 2023 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. Furthermore, during the financial years ended December 31, 2022 and 2023, through May 5, 2025, there were no disagreements with OneStop on any matters of accounting principles or practices, financial statement disclosure or auditing scope and procedures which, if not resolved to the satisfaction of OneStop, would have caused OneStop to make reference to the subject matter of the disagreement in connection with its reports on the Company’s financial statements for such periods.

There were no reportable events (as that term is described in Item 304(a)(1)(v) of Regulation S-K) during the two financial years ended December 31, 2022 and 2023, through May 5, 2025.

The Company provided OneStop with a copy of the forgoing disclosure and requested OneStop to furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether or not OneStop agrees with the above statements and, if not, stating the respects in which it does not agree. A copy of OneStop letter, dated May 5, 2025, is filed as Exhibit 16.1 to this Form 6-K.

During the Company’s two most recent financial years through May 5, 2025, neither the Company nor anyone acting on the Company’s behalf, consulted Audit Alliance with respect to any other matters or reportable events set forth in Item 304(a)(2)(i) or (ii) of Regulation S-K.

EXHIBIT INDEX

Exhibit No.	Description
16.1	Letter from OneStop Assurance PAC dated May 5, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 5, 2025	Top Wealth Group Holding Limited

	By:	/s/ Kim Kwan Kings, WONG
	Name:	Kim Kwan Kings, WONG
	Title:	Chief Executive Officer and Chairman

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